UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PALLADYNE AI CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80359A205

(CUSIP Number)

Benjamin G. Wolff

Julie Wolff

650 South 500 West, Suite 150

Salt Lake City, Utah, 84101

888-927-7296

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Patrick J. Schultheis

Michael Nordtvedt

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, Washington 98104

(206) 883-2500

October 31, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80359A205

(1)	Names of reporting persons Benjamin G. Wolff
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,306,203 (see item 5(b) below)
	(8)	Shared voting power 490,645 (see item 5(b) below)
	(9)	Sole dispositive power 1,306,203 (see item 5(b) below)
	(10)	Shared dispositive power 490,645 (see item 5(b) below)

(11)	Aggregate amount beneficially owned by each reporting person 1,796,848
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 6.0% (see item 5(b) below)
(14)	Type of reporting person (see instructions) IN

CUSIP No. 80359A205

(1)	Names of reporting persons Julie Wolff
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 904 (see item 5(b) below)
	(8)	Shared voting power 490,645 (see item 5(b) below)
	(9)	Sole dispositive power 904 (see item 5(b) below)
	(10)	Shared dispositive power 490,645 (see item 5(b) below)

(11)	Aggregate amount beneficially owned by each reporting person 491,549
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 1.6% (see item 5(b) below)
(14)	Type of reporting person (see instructions) IN

EXPLANATORY NOTE

This Schedule 13D/A constitutes Amendment No. 4 (“Amendment No. 4”) to and amends and supplements the prior statement on Schedule 13D as filed on September 24, 2021, as amended by Amendment No. 1 to Schedule 13D filed on March 14, 2022, Amendment No. 2 to Schedule 13D filed on September 8, 2023 and Amendment No. 3 to Schedule 13D filed on February 27, 2024 (as amended, the “Schedule 13D”) relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Palladyne AI Corp. f/k/a Sarcos Technology and Robotics Corporation (the “Issuer”). This Amendment No. 4 is being filed to reflect recent transactions, which did not collectively result in a material change with respect to the Reporting Persons’ ownership of Common Stock. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Scheduled 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a) – (c) and (f)

Benjamin G. Wolff served as Executive Chairman of the Issuer from December 13, 2021 until February 1, 2023, and as Executive Vice Chairman from October 19, 2023 to February 23, 2024. Effective February 23, 2024, Mr. Wolff was appointed as the Issuer’s President and Chief Executive Officer. Mr. Wolff continues to serve as a member of the board of directors of the Issuer and chairman of the board of directors’ Strategic Transaction Committee. Julie Wolff is Mr. Wolff’s spouse, and was the Issuer’s Strategic Advisor to the General Counsel until March 31, 2023. The principal executive offices of the Issuer are located at 650 South 500 West, Suite 150, Salt Lake City, Utah 84101.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to a Securities Purchase Agreement dated October 31, 2024, with Mr. Wolff and certain other members of board of directors, (the “Insider Purchase Agreement”), the Issuer conducted a private placement (the “Insider Private Placement”) of an aggregate of 430,105 shares of Issuer’s Common Stock and warrants to purchase up to 430,105 shares of Issuer’s Common Stock (“Insider Common Warrants”). Pursuant to the Insider Purchase Agreement, the Issuer agreed to issue and sell to MLC Solo 401k Trust FOB Benjamin Wolff (“401k Trust”) (i) 107,526 shares of Common Stock at a price per share of $2.20, which was the consolidated closing bid price per share of the Common Stock on the Nasdaq Global Market on the full trading day preceding the entry into the Insiders Purchase Agreement, and (ii) Insider Common Warrants to purchase up to 107,526 shares of Common Stock at an offering price of $0.125 per Insider Common Warrant. Mr. Wolff and Mrs. Wolff are the trustees of the 401k Trust and share voting and dispositive power over equity held by the trust. Mr. Wolff is the sole beneficiary of the 401k Trust. Mr. Wolff and Mrs. Wolff used personal funds to purchase such Issuer equity via 401k Trust pursuant to the Insider Purchase Agreement.

The Insider Common Warrants have an exercise price of $2.30 per share (subject to adjustment as set forth in the Insider Common Warrants), will become exercisable six months after issuance and will expire five and one-half years from the date of their issuance. The Insider Common Warrants contain standard anti-dilution adjustments to the exercise price including for share splits, share dividends, rights offerings and pro rata distributions.

Each of the Issuer’s executive officers and directors, including Mr. Wolff, entered into a lock-up agreement (the “2024 Lock-Up Agreement”) pursuant to which they agreed not to sell or transfer any securities of the Issuer held by them for a period commencing on October 31, 2024 and ending sixty (60) days thereafter, subject to certain exceptions.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule is hereby incorporated by reference in its entirety into this Item 3.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Benjamin G. Wolff served as Executive Chairman of the Issuer from December 13, 2021 until February 1, 2023, and as Executive Vice Chairman from October 19, 2023 to February 23, 2024. Effective February 23, 2024, Mr. Wolff was appointed the Issuer’s President and Chief Executive Officer. Mr. Wolff continues to serve as a member of the board of directors of the Issuer and chairman of the board of directors’ Strategic Transaction Committee. Mrs. Wolff is Mr. Wolff’s spouse, and was the Issuer’s Strategic Advisor to the General Counsel until March 31, 2023. The principal executive offices of the Issuer are located at 650 South 500 West, Suite 150, Salt Lake City, Utah 84101.

All acquisitions described this Amendment No. 4 pursuant to the Insider Purchase Agreement were for investment purposes.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth on the cover pages and in Item 3 of this Statement are incorporated into this Item 5(a)-(b) by reference.

(a)-(b)

As of the date of this Schedule, the Reporting Persons beneficially own an aggregate of 1,797,752 shares of Common Stock, or 6.7% of the Issuer’s outstanding shares of Common Stock, consisting of:

•	383,119 shares of Common Stock held by Mare’s Leg Capital, LLC (“MLC”);

•	107,526 shares of Common Stock held by 401k Trust;

•	681,203 shares of Common Stock held directly by Mr. Wolff;

•	625,000 shares of Common Stock underlying restricted stock awards (“RSAs”) held by Mr. Wolff; and

•	904 shares of Common Stock held by Mrs. Wolff.

Mr. Wolff has sole voting and dispositive power over 1,306,203 shares of Common Stock, which consist of (a) 681,203 shares of Common Stock and (b) 625,000 shares of Common Stock underlying RSAs.

Mrs. Wolff has sole voting and dispositive power over 904 shares of Common Stock.

Mr. Wolff and Mrs. Wolff share voting and dispositive power over the 383,119 shares of Common Stock held by MLC and 107,526 shares of Common Stock held by 401k Trust.

The beneficial ownership percentages used in this Schedule are calculated based on the 30,112,399 shares outstanding as of November 1, 2024.

(c) Except as described in Items 3, 4 and 5 of this Schedule, which descriptions are incorporated herein by reference, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not Applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 2, 3, 4 and 5 of this Schedule is incorporated by reference in its entirety into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description	Form	File No.	Exhibit No.	Filing Date	Filed or Furnished Herewith

5	Form of Insiders Purchase Agreement	8-K	001-39897	10.2	October 31, 2024

6	Form of Lock-Up Agreement	8-K	001-39897	10.3	October 31, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2024

Benjamin G. Wolff

By:	/s/ Benjamin G. Wolff
Name:	Benjamin G. Wolff

Date: November 4, 2024

Julie Wolff

By:	/s/ Julie Wolff
Name:	Julie Wolff